UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Empresa Distribuidora y Comercializadora Norte S.A.
Libertador 6363
Ciudad de Buenos Aires, C1428
Buenos Aires, Argentina

February 3, 2011

The Bank of New York
Corporate Trust Office
Attn: Corporate Trust Department
101 Barclay Street, Floor 21 West
New York, NY 10286
Tel: +1 212 815 5619
Fax: +1 212 815 5802/3

Ref.:
Notice of redemption pursuant to Section 10.2(a) of the Indenture dated as of April 24, 2006 for the redemption of Floating Rate Par Notes due December 14, 2019 issued by Empresa Distribuidora y Comercializadora Norte S.A.

Ladies and Gentlemen:

Reference is made to the US$12,656,086 Floating Rate Par Notes due December 14, 2019 (the “Floating Rate Par Notes”) issued by Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), pursuant to the terms of that certain Indenture, dated as of April 24, 2006 (the “Indenture”), among Edenor, The Bank of New York, as trustee, co-registrar and paying agent, and Banco Río de la Plata S.A., as registrar, transfer and paying agent in Argentina and representative of the trustee in Argentina.  Capitalized terms used herein without definition have the meanings given to them in the Indenture.

Pursuant to Section 10.2(a) of the Indenture, Edenor may redeem at any time and from time to time, any Floating Rate Par Notes, at its option, without payment of any premium or penalty.  We hereby give you notice that Edenor has elected to redeem the Floating Rate Par Notes in whole on the Redemption Date and at the Redemption Price set forth in Annex A, pursuant to Section 10.2(a) of the Indenture.

We hereby request that you, as trustee under the Indeture, to provide notice of such redemption to the Holders of Floating Rate Par Notes in accordance with Section 10.6 of the Indenture.

Yours truly,

                                                     Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Rogelio Pagano
Name:	Rogelio Pagano
Title:	Chief Financial Officer

ANNEX A

TERMS OF REDEMPTION
of the Floating Rate Par Notes

Redemption Date:		March 4, 2011.

Redemption Amount:		U.S.$.12,656,086

Redemption Price:		at a price equal to 100%, together with accrued interest in accordance with Section 10.2(a) of the Indenture.

ISIN Number(s):

	Reg S Notes		Rule 144A Notes
CUSIP No.:	P3710FAC8	P3710FAD6	29244AAC6	29244AAD4
ISIN No.:	UPS3710FAC88	USP3710FAD61	US29244AAC62	US29244AAD46
Common Code:	024205789	024207218	024207498	024207528

Floating Rate Par Notes must be surrendered to a the paying agent at:		The Bank of New York Corporate Trust Office Attn: Corporate Trust Department 101 Barclay Street, Floor 21 West New York, NY 10286 Tel: +1 212 815 5619 Fax: +1 212 815 5802/3

On the Redemption Date the Redemption Price will become due and payable upon the Floating Rate Par Notes and interest thereon will cease to accrue on and after such date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: February 3, 2011